AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$90,403,455	$18,081

*
For the purpose of calculating the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. This calculation assumes the purchase of all of the issued and outstanding shares of Common Stock, par value $0.01 per share, together with the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"). The transaction value was calculated by multiplying $7.25, the per Share tender offer price, by 12,469,442, which is the number of currently issued and outstanding Shares plus the maximum number of shares which could be issued prior to the date the tender offer is expected to be consummated upon exercise of stock options granted by Fargo to current and former directors, officers and employees of, and advisors to, Fargo. The amount of the filing fee equals 1/50 of one percent of the transaction value.

/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 99.1(a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit 99.1(a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.  Not Applicable.

ITEM 12.  EXHIBITS.

99.1(a)(1)(A)	Offer to Purchase, dated August 3, 2001
99.1(a)(1)(B)	Letter of Transmittal
99.1(a)(1)(C)	Notice of Guaranteed Delivery
99.1(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.1(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 3, 2001
99.1(d)(1)	Acquisition Agreement, dated July 31, 2001, by and among Fargo, Zebra and Merger Sub.
99.1(d)(2)	Confidentiality Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(3)	Exclusivity Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(4)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
99.1(d)(5)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of Fargo's directors and executive officers

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZEBRA TECHNOLOGIES CORPORATION
	By:	/s/ EDWARD L. KAPLAN Name: Edward L. Kaplan Title: Chairman and Chief Executive Officer
RUSHMORE ACQUISITION CORP.
	By:	/s/ EDWARD L. KAPLAN Name: Edward L. Kaplan Title: President
August 3, 2001